UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2022

Commission File Number: 001-40850

Exscientia plc

(Translation of registrant’s name into English)

The Schrödinger Building

Oxford Science Park

Oxford OX4 4GE

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:         ☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) and Exhibit 99.1 to this Report shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-260315) of Exscientia plc and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of New Officer

On April 5, 2022, Exscientia plc (the “Company”) announced the appointment of Michael Krams, M.D. as its Chief Quantitative Medicine Officer. A copy of the Company’s press release with this announcement is furnished as Exhibit 99.1 to this Report.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated April 5, 2022, Michael Krams, M.D., Joins Exscientia as Chief Quantitative Medicine Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXSCIENTIA PLC

Date:	April 5, 2022	By:	/s/ Andrew Hopkins
			Name:	Andrew Hopkins
			Title:	Chief Executive Officer